O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL: 212-451-2250
January 29, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on January 25, 2013 by North & Webster LLC et al.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed on January 25, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms Kim:

We acknowledge receipt of the letter of comment dated January 28, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with North & Webster, LLC (“North & Webster”) and provide the following responses on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.	Please respond to the comments in our letter dated January 11, 2013.

We acknowledge the Staff’s comment.  Enclosed and filed herewith is a letter in response to the Staff’s January 11, 2013 comments.

2.
We note that North & Webster “will use its best efforts to disseminate its proxy materials to stockholders on an expedited basis via two-day express mail.” Please revise to clarify whether you are referring to stockholders of record, and describe how Broadridge and the participants will expedite delivery to beneficial owners to ensure that they have sufficient time to consider the information in the proxy statement and to vote on the matters on the proxy card.

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that we have had discussions with Broadridge, who has informed us that Broadridge offers an option to mail by two-day express mail for beneficial holders, which will help ensure that such beneficial owners have sufficient time to consider the information in the Proxy Statement and to vote on the matters on the Gold proxy card.  North & Webster will also mail to record holders with this same two-day method. We have revised the Proxy Statement to clarify how North & Webster intends to disseminate proxy materials to stockholders of record.  Please see the cover letter of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 29, 2013

3.
In an appropriate location, please revise to briefly disclose the participants’ reasons for opposing the advisory vote to approve executive compensation, for recommending one year on the advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation, and for opposing the ratification of the independent auditor.

We acknowledge the Staff’s comment.  We have revised to briefly disclose the Participants’ reasons for opposing the advisory vote to approve executive compensation, for recommending one year on the advisory vote on the preferred frequency of holding advisory stockholder votes on the approval of executive compensation, and for opposing the ratification of the independent auditor.  Please see page 2 of the Proxy Statement.

4.	Please revise the first page of the proxy statement to identify the additional participants in the North & Webster group.

We acknowledge the Staff’s comment.  We have revised the cover page of the Proxy Statement to identify the additional participants in the North & Webster Group.

5.
We note that you have listed the names of four director nominees in your stockholder letter but indicated on page 4 that a stockholder can vote for your “three independent Nominees.” Please revise to clarify or tell us the reason for the discrepancy.

We acknowledge the Staff’s comment.  The inclusion of the above-referenced language was an oversight. We have revised the disclosure to correct this language.  See page 4 of the Proxy Statement.

6.	Please revise the business description of Mr. Bussone to clarify the business of Ezenia! Inc.

We acknowledge the Staff’s comment.  We have revised the disclosure of Mr. Bussone to clarify the business of Ezenia! Inc.  See page 7 of the Proxy Statement.

January 29, 2013

7.	Please revise the business description of Mr. Kidston to clarify the business of SED International Holdings, Inc. and Sport-Haley Holdings, Inc.

We acknowledge the Staff’s comment.  We have revised the disclosure of Mr. Kidston to clarify the business of SED International Holdings, Inc. and Sport-Haley Holdings, Inc.  See page 8 of the Proxy Statement.

8.	Please revise the business description of Mr. Thoresen to describe briefly the business of Calaveras Capital, LLC and FT Specialty Finance, LLC.

We acknowledge the Staff’s comment.  We have revised the disclosure of Mr. Thoreson to clarify the business of SED International Holdings, Inc. and Sport-Haley Holdings, Inc.  See page 8 of the Proxy Statement.

9.
We note that this filing refers security holders to information that will be contained in the issuer’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

We note that the Company filed its definitive proxy statement as of January 29, 2013 and therefore believe it would be appropriate for North & Webster to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.

10.
We note that you state that the proxy is solicited on behalf of North & Webster, LLC, North & Webster Value Opportunities Fund, LP, and Samuel A. Kidston. Please revise to disclose this information in bold-face type and revise to include the other nominees.

We acknowledge the Staff’s comment.  We have revised the disclosure to include it in bold-face type and to include the other nominees.  See the form of proxy card.

11.
Please revise the proxy card to disclose that stockholders will be disenfranchised with respect to one director position since five directors will be elected at the meeting and North & Webster is nominating only four director nominees.

We acknowledge the Staff’s comment.  We have revised the form of proxy card to disclose that stockholders will be disenfranchised with respect to one director position since five directors will be elected at the meeting and North & Webster is nominating only four director nominee.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

January 29, 2013

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
10 Tower Office Park, Suite 420
Woburn, MA 01801

January 29, 2013

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on January 9, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms. Kim:

The undersigned acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

North & Webster Value Opportunities Fund, LP

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Authorized Signatory